

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

> **Re: Collab Z Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 24, 2025**
> **CIK No. 0002050338**

Dear Qiaojun Lai:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We acknowledge your response and revisions to prior comment 3. It is still unclear from your disclosure the basis for statements or measures by which you "lead the PropTech Industry" or are "positioned to to revolutionize this massive market," or your industry validation that you are "recognized by esteemed organizations such as the MIT Center for Real Estate, Propmodo, and Yahoo Finance, Collab Z's innovative model is endorsed by industry leaders." Further, we note risk factor disclosure in which you state that your competitors include some major public companies and companies with significantly greater technical resources and superior

expertise in research and development. Please revise to state the basis for and measures supporting these and similar statements here and throughout the prospectus.

Capitalization, page 38

2.   We note your footnote (1) to the table on page 38 indicates the as adjusted column will reflect the issuance of common shares upon automatic conversion of the 2025 SAFE. Please address the following:
- Please clarify for us and in your filing if the 2025 SAFE is the same transaction that you elsewhere refer to as a SAFE agreement you entered into in April 2023, or if those are two different SAFE transactions.
- To the extent they are two different transactions, please tell us why you do not intend to reflect the April 2023 SAFE agreement in your as adjusted column.

This comment also applies to your disclosure of the shares of common stock outstanding after the offering on page 9 and your footnote (2) on page 10.

Dilution, page 39

3.   Please clarify for us and in your filing if you intend to reflect the issuance of shares upon the automatic conversion related to the SAFE Agreement(s) within your dilution calculation.

Management's Discussion and Analysis ..., page 40

4.   We note that you have included qualitative disclosures describing the key operational and financial metrics you use to manage your business and gauge performance on page 42, but you have not included any quantitative data relating to several of these metrics in your discussion and analysis of your financial condition or results of operations. For example, we did not locate data related to customer acquisition costs (CAC) or customer retention rates. Further, the NOI of Property Managed by CollabZ is given only with respect to your "implementation success stories" at two properties described on page 52. To the extent that management has considered these metrics and related data would enhance a reader's understanding of your financial condition, cash flows and other changes in financial condition and results of operations, please disclose this information to better allow investors to view your company from management's perspective.

Future Equity Obligations, page 46

5.   We note your disclosure the that SAFE agreement entered into in April 2023 will convert into an undeterminable amount of shares. Please clarify for us if you expect to disclose the number of shares in a pre-effective future amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Debt, page 46

6.   We note your revised disclosure that the $642,854 balance on the line of credit has been fully paid subsequent to year end. Please further revise your disclosure to clarify the source of the repayment.

Business, page 50

7.   We acknowledge your response and revisions to prior comment 17. We note disclosure on page 55 that CollabAPP's development is planned to be phased in over 1.5 years starting early in 2025. Please revise disclosures such as those on pages 1, 40 and 50 that imply that CollabZ may already be leveraging artificial intelligence, and to disclose prominently its planned phase-in period.

8.   We acknowledge your response and revisions to prior comment 19. We note your references to the Resident Center app and Community Pros. Please elaborate on how they operate in the context of your business. For example, please revise to explain how the Community Pros are incentivized, how it will reduce costs, how the financial incentives/pricing are determined, and how the self-service functionality of the Resident Center app results in streamlined tenant experiences. Also clarify whether the Resident Center app and the CollabAPP are different apps, and if so, discuss the development of the Resident Center app as you have done for the CollabAPP.

Current Systems Features and Tools, page 53

9.   We acknowledge your response and revisions to prior comment 20. We note that Buildium is a critical component of your current operations as mentioned on page 53. If material to your business and you have any agreement with third parties for the use of these tools, please file them as exhibits to the registration statement.

Certain Relationships and Related Party Transactions, page 66

10.   We acknowledge your response and revisions to prior comment 22. Please revise to provide the disclosures required by Items 404(d)(1) and 404(a) of Regulation S-K up to the date of the prospectus, including the names of the related parties, the basis upon which they are related, the amount involved and the material terms and interests of the related parties in the transactions, and a list of all parents, their basis of control and percentage of voting securities held. Similarly, in your disclosure about related party relationships on pages 4 and 58, please disclose the names of the related parties and the basis upon which they are related parties. Finally, please clarify how many of the 13 properties you manage and three properties for which you provide development and construction management consulting services are for related parties.

Shares Eligible for Future Sale, page 72

11.   Please disclose the number of shares that could be sold pursuant to Rule 144 and the number that are registered for resale under the appropriate subcaption in this section. Please also disclose the number of shares that will be subject to lock-up agreements, and explain what the "market standoff agreement" is that is referenced on page 33, and the number of shares subject thereto.

Selling Stockholders, page Alt-8

12.   On page Alt-8 in the Selling Stockholders prospectus, please clarify if true that 4,550,500 shares registered for resale were issued in the December 30, 2024 exchange pursuant to the Reorganization Agreement described under Corporate History on page 50. Identify by footnote or otherwise whether the listed selling stockholders received

their shares in the exchange or in other transactions such as the September Purchase Agreements, as we note that not all of the Purchase Agreement shares were cancelled. Please also revise the Corporate History disclosure on page 50 to describe the issuance of securities under the Purchase Agreements, and the cancellation of 4,519,500 of the 5,060,391 shares issued thereunder.

Notes to the Consolidated Financial Statements
Note 1- Nature of Operations, page F-8

13. We note your response to our prior comment 29 along with your expanded disclosure regarding the fact that both the Company and Collab CA were under common control during the entire time that both entities were in existence. In order to better understand the Company's determination that both entities were under common control for the entire period that the financial statements are presented, please address the following:
   • Please reconcile and clarify your disclosure on page 5 that in September 2024 you issued an aggregate of 5,060,391 shares of Collab Z's common stock in a private placement to certain investors pursuant to certain securities purchase agreements dated September 16, 2024 with such shares not being cancelled until December 11, 2024 and how such ownership by those holders prior to their cancellation of shares impacted your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence.
   • You state that YRQ Irrevocable Trust ("YRQ") has voting control over the Company and that related family members of Qian Wang are the beneficial owners of YRQ. Please clarify for us who controls YRQ and how you made that determination. To the extent related family members collectively control YRQ, please clarify for us their family relationship to Qian Wang and if there is evidence they will vote their shares otherwise than in concert.

Item 16. Exhibits, page II-4

14. Please file your advisory agreement dated May 6, 2024 with Blake Elliot Inc., or advise. See Item 601(b)(10) of Regulation S-K.

   Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ross David Carmel